STATEMENT OF INVESTMENTS

Dreyfus Cash Management Plus, Inc.
April 30, 2006 (Unaudited)

Negotiable Bank Certificates Of Deposit--22.9%	Principal Amount ($)	Value ($)
Banca Intesa SpA (Yankee)		
4.78%, 5/5/06	200,000,000	200,000,000
Banco Bilbao Vizcaya Argentaria, S.A. (Yankee)		
4.92%, 6/30/06	300,000,000	300,000,000
Credit Suisse (USA) Inc. (Yankee)		
4.96%, 7/3/06	350,000,000	350,000,000
Credit Suisse (Yankee)		
4.90%, 6/22/06	35,000,000	35,000,000
DEPFA BANK PLC (Yankee)		
4.82%, 5/11/06	100,000,000 a	100,000,000
First Tennessee Bank N.A. Memphis		
4.80%, 5/11/06	150,000,000	150,000,000
Natexis Banques Populaires (Yankee)		
4.92%, 6/30/06	180,000,000	180,000,000
Sanpaolo IMI U.S. Financial Co. (Yankee)		
4.92%, 6/30/06	100,000,000	100,000,000
Societe Generale (Yankee)		
4.78%, 5/8/06	400,000,000	400,000,000
Svenska Handelsbanken (Yankee)		
4.80%, 5/11/06	400,000,000	400,000,000
Total Negotiable Bank Certificates Of Deposit		
(cost $2,215,000,000)		**2,215,000,000**

Commercial Paper--62.8%		
Abbey National North America LLC		
4.81%, 5/11/06	300,000,000	299,600,833
Allied Irish Banks N.A. Inc.		
4.81%, 5/11/06	43,400,000	43,342,254
Amsterdam Funding Corp.		
4.79%, 5/2/06	90,000,000 a	89,988,075
Atlantic Asset Securitization LLC		
4.81%, 5/10/06	21,896,000 a	21,869,780
Atlantis One Funding Corp.		
4.90%, 6/20/06	101,238,000 a	100,557,456
Beethoven Funding Corporation		
4.80% - 4.82%, 5/4/06 - 5/11/06	459,551,000 a	459,121,537
BNP Paribas Finance Inc.		
4.82%, 5/1/06	200,000,000	200,000,000
CC (USA) Inc.		
4.90% - 4.92%, 6/19/06 - 6/30/06	268,600,000 a	266,654,967
CHARTA LLC		
4.93%, 6/21/06	100,000,000 a	99,310,083
Concord Minutemen Capital Co. LLC		
4.80%, 5/4/06	50,390,000 a	50,369,928
Crown Point Capital Co. LLC		
4.79%, 5/5/06	40,162,000 a	40,140,714
Cullinan Finance Ltd.		
4.92%, 6/22/06	64,748,000 a	64,293,469
Danske Bank A/S		
4.78%, 5/5/06	293,700,000	293,544,665
Deutsche Bank Financial LLC		

4.82%, 5/1/06	200,000,000	200,000,000
Dresdner U.S. Finance Inc.		
4.79%, 5/8/06	300,000,000	299,721,458
Eurohypo AG		
4.79%, 5/5/06	260,000,000 a	259,862,056
Falcon Asset Securitization Corp.		
4.79% - 4.80%, 5/9/06 - 5/11/06	182,349,000 a	182,127,442
FCAR Owner Trust, Ser. I		
4.79%, 5/10/06	100,000,000	99,880,750
Gemini Securitization Corp., LLC		
4.90%, 6/22/06	50,000,000 a	49,650,444
Grampian Funding Ltd.		
4.90% - 4.93%, 6/23/06 - 6/27/06	440,000,000 a	436,812,081
Harrier Finance Funding Ltd.		
4.90% - 4.93%, 6/22/06 - 6/30/06	303,560,000 a	301,114,945
HSH Nordbank AG		
4.81%, 5/11/06	100,000,000 a	99,866,944
Intesa Funding LLC		
4.78%, 5/5/06	250,000,000	249,867,778
Kredietbank N.A. Finance Corp.		
4.90%, 6/23/06	300,000,000	297,862,333
Long Lane Master Trust IV		
4.79%, 5/1/06	75,289,000 a	75,289,000
Northern Rock PLC		
4.78%, 5/3/06	94,500,000	94,475,010
PB Finance (Delaware) Inc.		
4.80%, 5/2/06	100,000,000	99,986,694
Skandinaviska Enskilda Banken AB		
4.95%, 7/3/06	195,000,000	193,332,994
Solitaire Funding Ltd.		
4.93%, 6/26/06	190,000,000 a	188,560,644
Thames Asset Global Securitization No 1 Inc.		
4.82%, 5/11/06	57,172,000 a	57,095,771
Three Pillars Funding LLC		
4.79%, 5/8/06	102,634,000 a	102,538,807
Thunder Bay Funding LLC		
4.90%, 6/20/06 - 6/21/06	133,910,000 a	133,003,020
UBS Finance Delaware LLC		
4.82%, 5/1/06	450,000,000	450,000,000
Variable Funding Capital Company, LLC		
4.78%, 5/8/06	100,000,000 a	99,907,444
WestpacTrust Securities NZ Ltd.		
4.93%, 6/30/06	89,000,000	88,277,617
Total Commercial Paper		
(cost $6,088,026,993)		**6,088,026,993**

Corporate Notes--6.5%

Bank of America Corp.		
4.82%, 5/25/07	375,000,000 b	375,000,000
Lehman Brothers Holdings Inc.		
4.81%, 12/12/06	250,000,000 b	250,000,000
Total Corporate Notes		
(cost $625,000,000)		**625,000,000**

Promissory Note--2.6%

Goldman Sachs Group Inc.		
4.82%, 5/5/06		
(cost $250,000,000)	250,000,000	**250,000,000**

Time Deposits--5.5%

Fortis Bank (Grand Cayman)		
4.82%, 5/1/06	150,000,000	150,000,000
State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
4.84%, 5/1/06	382,000,000	382,000,000
Total Time Deposits		
(cost $532,000,000)		**532,000,000**
Total Investments (cost $9,710,026,993)	**100.3%**	**9,710,026,993**
Liabilities, Less Cash and Receivables	**(.3%)**	**(28,882,011)**
Net Assets	**100.0%**	**9,681,144,982**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities
     may be resold in transactions exempt from registration, normally to qualified institutional buyers. At
     April 30, 2006, these securities amounted to $3,278,134,607 or 33.9% of net assets.

b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.